Filed by QWEST COMMUNICATIONS INTERNATIONAL INC.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Registration Statement No.: 333-167339

Subject Company: QWEST COMMUNICATIONS INTERNATIONAL INC.

Commission File Number 001-15577

CenturyLink-Qwest Update #4

Progress continues on the planning and approvals for the merger of CenturyLink and Qwest. The goal of these efforts is to build a company that will be strengthened by combining our teams and our assets, resulting in a more efficient and effective competitor in the marketplace through greater scale, scope and expertise. This Update includes developments in organizational and other integration efforts, as well as momentum in the approval process.

Next Step in the Organization Planning Process

Staffing decisions for the combined company are a critical component of integration planning. In CenturyLink-Qwest Update #2, we announced the full Tier 1 leadership team for the combined organization. Tier 1 leaders report directly to the CEO. With the Tier 1 leadership team for the combined company now complete, we are proceeding with the next steps in the organization planning process.

Tier 1 leaders now begin work to design their organizations and name their direct reports, who will be Tier 2 leaders. Tier 2 selections are targeted for announcement after shareholder approval and by the end of the third quarter of this year. Tier 2 leaders, once they are selected, will then design their respective organizations and select their Tier 3 direct reports. This tiered selection process will continue until all positions for the combined company have been determined.

To help with the selection process for Tier 2 and 3 leaders, all directors and vice presidents at CenturyLink and Qwest were asked to complete a leadership profile. These profiles will be one piece of information the Tier 1 leaders will use to make their Tier 2 selections and will assist Tier 2 leaders with their Tier 3 selections. The selection process also will involve conversations, where appropriate, with employees who are being considered for positions and with the employees’ current and/or previous supervisors.

The leadership profile is an important tool to ensure there is accurate and up-to-date information about each individual’s background in a consistent format. This information will help our decision-makers make fair and informed staffing decisions. Work location, responsibilities and other specifics will be made clear to each individual as the process moves forward.

This online profile process likely will not be used for positions below Tier 3. That process will make use of HR records from each company’s HR systems. Additional, specific information about the selection process for positions below Tier 3 will be communicated in the future.

Integration Planning Efforts Moving Forward

In addition to organizational planning, Tier 1 leaders are starting to determine how to integrate the two companies’ core systems and processes. Each Tier 1 leader now has an Integration Lead who will focus on the planning process for his or her functional organization. Each Integration Lead will be assisted by a project manager. Half of the Integration Leads are from CenturyLink and half are from Qwest, and the project managers will be matched up with an Integration Lead from the other company. This is to ensure input and insights from both companies are captured and used to optimize integration planning efforts.

As described in CenturyLink-Qwest Update #1, the overall Integration Leads are Maxine Moreau from CenturyLink and Matt Rotter from Qwest. To further support them, Beverly Posey from CenturyLink and Dana Aesquivel from Qwest will lead the Program Management Office. They have extensive project management backgrounds and will provide guidance, structure and organization to the integration teams.

Below is a list of these Integration Leads. The project managers who will be assisting them will be named later.

Tier 1 Leader	Integration Lead
Chris Ancell President Business Markets Group	Mike Lipic, Vice President Product Management Qwest
Bill Cheek President Wholesale Operations	Diane Roth, Director Wholesale Contract Management CenturyLink
Stephanie Comfort EVP Corporate Strategy & Development	Dan Ashley, Director Corporate Strategy Qwest
Steven Davis SVP Public Policy & Government Relations	John Jones, Vice President State Government Affairs CenturyLink
Stewart Ewing EVP, Chief Financial Officer, Asst. Secretary	David Cole, Senior Vice President Operations Support CenturyLink
Stacey Goff, EVP, General Counsel, Secretary	Laurie Korneffel, Vice President/Deputy General Counsel Qwest
Dennis Huber EVP Network Services	Brian Stading, Vice President Network Operations and Engineering Qwest
Don McCunniff SVP Human Resources	Marina Pearson, Vice President Comp. and Benefits CenturyLink
Karen Puckett EVP, Chief Operating Officer	Al Roberts, Senior Vice President & General Manager Mass Markets Qwest
Girish Varma SVP IT Services	Byron Clymer, Vice President Infrastructure Engineering CenturyLink

Overall Integration Leads	Project Management Office
Maxine Moreau, CenturyLink Matt Rotter, Qwest	Beverly Posey, CenturyLink Dana Aesquivel, Qwest

For more information about the functions of each Tier 1 leader, please see Update #2.

Three consulting firms also are assisting with this process. Bain & Company is assisting with organization design, Hewitt Associates is assisting with compensation and PricewaterhouseCoopers is assisting with overall integration coordination.

The integration planning teams will make specific requests of employees for assistance as needed. At this point, there is no need for employees to contact the Integration Leads or project managers to offer assistance or input, unless requested to do so.

Additionally, Glen Post recently asked Tom McEvoy, President-Enterprise and Alternate Channel Sales for CenturyLink, to transition from his current role to an Enterprise integration assignment, reporting to Glen. Tom will work closely with Chris Ancell on business markets integration planning.

Additional updates on the integration planning process will be provided as appropriate.

Approval Process Also Advances
As described in CenturyLink-Qwest Update #3, before the merger between CenturyLink and Qwest can be completed, it must be reviewed and/or approved by a number of government entities and approved by a vote of the shareholders of each company.

•                  On July 15, we received notification from the Department of Justice and the Federal Trade Commission that we received early termination under the Hart Scott Rodino Act, and as such have clearance from an antitrust perspective.

•                  The process now is complete in four of the 23 states reviewing the transaction — California, Hawaii, Maryland and Ohio. The California Public Utilities Commission issued a certificate approving the Advice Letter filed notifying the Commission of the acquisition of Qwest by CenturyLink. The Hawaii Public Utilities Commission waived all regulatory requirements related to the approval of transfer of control of Qwest to CenturyLink. The Maryland Public Service Commission approved the transfer of control of Qwest to CenturyLink. The Public Utilities Commission of Ohio closed the approval docket; therefore, the transfer of control of Qwest to CenturyLink cleared regulatory review.

•                  On July 16, CenturyLink filed the final joint proxy statement-prospectus with the SEC which describes the transaction with Qwest. This final joint proxy statement-prospectus will be mailed to shareholders of both companies. Each company will have a special meeting on August 24 at which shareholders will vote on the merger.

Learn More About CenturyLink and Qwest

As CenturyLink and Qwest take steps toward an anticipated merger in the first half of 2011, employees may be interested in learning more about the other company. Overview presentations, which include historical, cultural, operational and financial highlights of each company, have been developed. They are available now for review on, along with previous Updates, messaging documents, Q&As and other communications.

Note: Both companies will be reporting second quarter earnings on August 4.

Please Stay Focused on the Business

Even with the approval progress to date, it is important to remember the transaction is not expected to close until the first half of 2011. Therefore, we all must continue to work diligently to execute the strategies of our respective companies and succeed in our markets. Thank you for remaining focused on your current responsibilities and for continuing to do your best to serve our customers.

Forward Looking Statements Note
This release may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the SEC, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives, among others; our substantial indebtedness, and our inability to complete any efforts to further de-lever our balance sheet; adverse results of increased review and scrutiny by media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the effects of consolidation in our industry; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and continued unfavorable general economic conditions.  In addition, actual results could be affected by factors relating to our pending merger with CenturyLink, including but not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and our respective stockholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of our operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and our reports filed with the Securities and Exchange Commission.

The information contained in this release is a statement of Qwest’s present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest’s assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest’s assumptions or otherwise. The cautionary statements contained or referred to in this release should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This release may include analysts’ estimates and other information prepared by third parties for which Qwest assumes no responsibility.

Qwest undertakes no obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

By including any information in this release, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.

Additional Information

In connection with the proposed merger, CenturyLink has filed, and the SEC has declared effective, a Registration Statement on Form S-4 that includes a joint proxy statement of CenturyLink and Qwest that also constitutes a prospectus of CenturyLink. CenturyLink and Qwest began mailing the final joint proxy statement/prospectus to their respective shareholders on July 19, 2010. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Qwest, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Qwest, 1801 California Street, Denver, Colorado 80202, Attention: Shareholder Relations. The respective directors and executive officers of CenturyLink and Qwest and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 7, 2010, and information regarding Qwest directors and executive officers is available in its proxy statement filed with the SEC by Qwest on March 17, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation are included in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.